JNL/BlackRock Commodity Securities Strategy Fund Ltd.

Amendment to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, JNL/BlackRock Commodity Securities Strategy Fund Ltd. (the “Company”) is a wholly owned subsidiary of the JNL/BlackRock Commodity Securities Strategy Fund organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to the Company.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 11. “Duration and Termination”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 11. “Duration and Termination” in its entirety, and replace with the following:

11.
Duration and Termination.  The Agreement will become effective as to the Company upon execution or, if later, on the date that initial capital for the Company is first provided to it and, unless sooner terminated as provided herein, will continue in effect through September 30, 2014.  Thereafter, if not terminated, this Agreement will continue from year to year through September 30th of each successive year following the initial period, provided that such continuation is specifically approved at least annually by the Board of Directors.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty days’ written notice by the Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment. Sections 9, 10, and 13 herein shall survive the termination of this Agreement.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 11th day of July 2014, effective June 4, 2014.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/Mark D. Nerud	By:	/s/Michael G. Saliba
Name:	Mark D. Nerud	Name:	Michael G. Saliba
Title:	President and CEO	Title:	Managing Director